Micromet, Inc.

9201 Corporate Boulevard, Suite 400

Rockville, MD 20850

March 14, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-0405

Re:	Micromet, Inc.
Registration Statement on Form S-3 (File No. 333-120302)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Micromet, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3, File No. 333-120302, as initially filed with the Commission on November 8, 2004 and amended on December 9, 2004, together with all exhibits thereto (“Registration Statement”), with such request to be approved effective as of the date hereof. The Registration Statement has not been declared effective by the Commission, and no securities have been sold or issued thereunder.

As a result of the successful completion of the merger of Armstrong Acquisition Corp., a wholly owned subsidiary of Amgen Inc. (“Amgen”), with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Amgen, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time.

We understand that the fee paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Act, such fees be credited for future use by Amgen.

On March 12, 2012, a post-effective amendment to the Registration Statement was erroneously filed by the Company’s financial printer. The Company will be submitting a request to the Commission to remove such erroneous filing and respectfully requests that the Commission ignore such erroneous filing for purposes of this Application for Withdrawal.

If you have any questions with respect to this matter, please contact Ann Y. Chen of Sullivan & Cromwell, the Company’s outside counsel, at 310-712-6609. Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Micromet, Inc.

By:	/s/ David J. Scott
Name:	David J. Scott
Title:	Senior Vice President, General Counsel and Secretary